Filing pursuant to Rule 425 under the Securities Act of 1933, as amended
Filer: Orrstown Financial Services, Inc.
Subject Company: Mercersburg Financial Corporation
Registration No. 001-34292

The following letter will be mailed to shareholders of Mercersburg Financial Corporation on June 22, 2018.

[Letterhead of Mercersburg Financial Corporation]

June 25, 2018

As a valued shareholder of Mercersburg Financial Corporation, we would like to share some exciting news. Orrstown Financial Services, Inc., the parent company of Orrstown Bank, and Mercersburg Financial Corporation, the parent company of our bank, have entered into a definitive merger agreement. The merger is subject to regulatory approvals and approval of the shareholders of Mercersburg Financial Corporation and is expected to be completed in the fourth quarter of 2018. A copy of the press release announcing the transaction is enclosed.

First Community Bank of Mercersburg and Orrstown Bank share a vision of community banking traditions that set us apart from other financial institutions. Both banks have a culture of commitment to shareholders, customers, and the communities we serve. We have an exciting opportunity to enhance our products, create more economic impact for our communities, deliver greater customer convenience, and provide career enhancements for our employees – while continuing to exemplify the values of community banking at its best. Joining the Orrstown family makes us better together for Franklin County, Perry County, and Washington County.

No obvious changes will occur at this time; it is business as usual. More information will follow in the near future as we work through shareholder approval and required regulatory approvals. Once all approvals are obtained and the merger is completed, the First Community Bank of Mercersburg name will change, but local people you already know and trust will continue to serve you. While certain things will remain the same, such as FDIC insurance protection and competitive loan and deposit rates, there will also be many new things available including:

•	An additional 13 convenient locations, located in Franklin, Perry and Washington Counties.

•	Expanded products and services to meet your financial needs, including mobile banking.

•	New mortgage, insurance, wealth management and trust solutions.
Our business approach and commitment to you and the community will remain unchanged. Upon closing this transaction, our shareholders and customers will be part of a wider community banking organization. We consider this to be a time of excitement and optimism for the future of our two banks. We believe our unwavering commitment to providing superior customer service and our generous support of the communities we serve will grow stronger through this merger.
First Community Bank of Mercersburg’s board of directors and employees wish to say, “Thank you and stay tuned!” We truly appreciate your business and loyalty. Please contact us at 717.328.3121 with any questions or needs and we invite you to visit www.orrstown.com to learn more about our new partner.

Sincerely,

/s/ Robert J. Fignar, CFP
President & Chief Executive Officer

Additional Information and Where to Find It
In connection with the proposed merger, Orrstown Financial Services, Inc. will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Mercersburg Financial Corporation and a Prospectus of Orrstown Financial Services, Inc. as well as other relevant documents concerning the proposed merger. Investors and stockholders are encouraged to read the Registration Statement and Proxy Statement/Prospectus regarding the proposed acquisition when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Orrstown Financial Services, Inc. and Mercersburg Financial Corporation, may be obtained from the SEC’s website, www.sec.com as they become available. Copies of the Registration Statement and Proxy Statement/Prospectus (when available) and the filings that will be incorporated therein by reference may also be obtained, free of charge, from Orrstown Financial Services, Inc.’s website, www.Orrstown.com, or by contacting Orrstown Financial Services, Inc.’s Executive Vice President and Chief Financial Officer, David P. Boyle, at (717) 530-2294.

Orrstown Financial Services, Inc. to Acquire Mercersburg Financial Corporation

SHIPPENSBURG, PA--May 31, 2018 (GLOBE NEWSWIRE) -- Orrstown Financial Services, Inc. (NASDAQ: ORRF) ("Orrstown") and Mercersburg Financial Corporation (OTC Pink: MCBG) ("Mercersburg") today announced the signing of a definitive agreement under which Mercersburg will merge with and into Orrstown. Mercersburg shareholders will receive a combination of stock and cash currently valued at $32.4 million.

Under the terms of the agreement, Mercersburg shareholders may elect to receive either 1.5291 Orrstown shares or $40.00 in cash for each Mercersburg share, subject to proration to ensure that, in the aggregate, 85% of Mercersburg's shares will be converted into Orrstown common stock and 15% of Mercersburg's shares will be exchanged for cash. The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes.

The combination is expected to create significant value for both Orrstown and Mercersburg shareholders. Including the impact of merger-related benefits and charges, the transaction is projected to result in GAAP earnings per share accretion of approximately 8.7% in 2019, with an internal rate of return of approximately 18% and a tangible book value earn back period of approximately three years. In addition, Orrstown anticipates improvements in both its return on assets and return on tangible common equity – increases of approximately 10 basis points and 100 basis points, respectively – as the transaction leverages the company’s previous investments in personnel, infrastructure and technology.

Upon completion of the transaction, the combined bank is expected to have approximately $2 billion in assets, $1.3 billion in loans and $1.6 billion in deposits. With its combined lending teams, business development officers and branch network in south central Pennsylvania and Maryland, the combined organization will be better positioned to serve the businesses and consumers in its marketplaces.

The transaction is expected to close in the fourth quarter of 2018. Following the closing, one of Mercersburg’s current directors, to be mutually agreed upon, will be added to the boards of directors of Orrstown and Orrstown Bank. In addition, Robert (“Bob”) J. Fignar, President and CEO of Mercersburg, will join Orrstown as Market President for Franklin and Perry counties in Pennsylvania and Washington County, Maryland.

Mr. Fignar commented, “This combination of two community banks with similar cultures will enable us to better meet the needs of our customers through enhanced products and services, including an outstanding mobile banking platform, and increased lending capacity. I am enthusiastic about what the combined organization can bring to the region and look forward joining the Orrstown team.”

Thomas R. Quinn, Jr., President and CEO of Orrstown, added, “Bob Fignar and his team are committed to the communities they serve. As Market President, Bob will have the autonomy and oversight for all aspects of financial services in Franklin, Perry, and Washington counties, including commercial banking, retail banking, wealth management and brokerage, and mortgage lending. Bob’s leadership and vision, combined with our increased market share, will serve as a great benefit to our customers. This is a big win for our region, our customers and our shareholders.”

William E. Sanders, Jr., Mercersburg’s Chairman, stated, “Mercersburg is excited to partner with a strong, well-managed company like Orrstown. The merger provides our shareholders with greater value for their investment, greater advancement opportunities for the staff, and increased service opportunities for our customers.”

Joel R. Zullinger, Orrstown’s Chairman, added, “Mercersburg and Orrstown share many similarities--from their founding in the first two decades of the 20th century through expansion beginning in the 1970s and 1980s woven together through personalized service and a community-first mentality. The customers and shareholders of both organizations can look forward to a continuation and expansion of the community banking model.”

The definitive agreement has been unanimously approved by the boards of directors of Orrstown and Mercersburg. The completion of the transaction is subject to Mercersburg’s stockholder approval and customary regulatory approvals. All Mercersburg directors, who own shares of Mercersburg's outstanding common stock, have entered into voting agreements to vote their shares in favor of the transaction.

Hovde Group, LLC served as financial advisor and Goodwin Procter LLP served as legal counsel to Orrstown. Ambassador Financial Group served as financial advisor and Stevens & Lee served as legal counsel to Mercersburg.

About Orrstown

With over $1.6 billion in assets, Orrstown Financial Services, Inc. and its wholly-owned subsidiaries, Orrstown Bank and Wheatland Advisors, Inc., provide a wide range of consumer and business financial services through banking and financial advisory offices in Berks, Cumberland, Dauphin, Franklin, Lancaster, Perry, and York Counties, Pennsylvania and Washington County, Maryland. Orrstown Bank is an Equal Housing Lender and its deposits are insured up to the legal maximum by the FDIC. Orrstown Financial Services, Inc.’s common stock is traded on Nasdaq (ORRF). For more information about Orrstown Financial Services, Inc. and Orrstown Bank, visit www.orrstown.com. For more information about Wheatland Advisors, Inc., visit www.wheatlandadvisors.com.

About Mercersburg

Mercersburg Financial Corporation is the holding company for First Community Bank of Mercersburg (FCB), an independent community bank founded in 1909. Since its inception, FCB has grown to become approximately a $180 million bank with six convenient locations in the communities of Mercersburg, Fort Loudon, Greencastle, Chambersburg and Scotland. FCB is dedicated to offering services and products that meet the needs of its customers while providing a fair shareholder return and a strong commitment to the local communities in which it serves. For more information about FCB, visit www.fcbmbg.com.

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements regarding the anticipated closing date of the transaction, estimated cost savings, tangible book value dilution and expected earn-back, the amount of accretion of the transaction to Orrstown’s earnings, internal rate of return, return on average assets and return on tangible common equity, and reflect the current views of Orrstown’s management with respect to, among other things, future events and Orrstown’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Orrstown’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Orrstown’s control. Accordingly, Orrstown cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Orrstown believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. The following factors, among others listed in Orrstown’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, could cause the actual results of Orrstown’s operations to differ materially from expectations: failure to obtain the approval of the shareholders of Mercersburg in connection with the proposed acquisition; the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed acquisition; the parties’ ability to successfully integrate operations in the proposed acquisition; the effect of the announcement of the proposed acquisition on the ability of Mercersburg to maintain relationships with its key partners, customers and employees, and on its operating results and business generally; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements. The foregoing list of factors is not exhaustive.

If one or more events related to these or other risks or uncertainties materialize, or if Orrstown’s underlying assumptions prove to be incorrect, actual results may differ materially from what Orrstown anticipates. Accordingly, you should not place undue reliance on any such forward looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Orrstown does not undertake any obligation to publicly update or review any forward looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for Orrstown to predict those events or how they may affect it. In addition, Orrstown cannot assess the impact of each factor on Orrstown’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Orrstown or persons acting on Orrstown’s behalf may issue. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Non-GAAP Financial Measures

This document makes references to non-GAAP financial measures incorporating tangible equity and related measures, as well as core deposits. These measures are commonly used by investors in evaluating business combinations and financial conditions.

The calculation of tangible book value dilution includes transaction costs related to the business combination, including professional fees, severance, contract terminations, system conversion costs, and other one-time costs of the transaction. These costs are subtracted from equity as if they are all recorded by Orrstown at the time the acquisition is completed. These adjustments are stated net of a tax benefit based on the estimated tax deductibility of the projected costs. Transaction costs are not included in reference to related earnings, including references to earnings accretion, the payback period for dilution to tangible book value, and cost save estimates. Orrstown anticipates that the transaction costs will total $3.0 million, pre-tax. It is presently undetermined as to which of these transaction costs will be recorded by Orrstown and which will be recorded by Mercersburg. [Accordingly, Orrstown is presently unable to estimate GAAP earnings related measures.]

Non-GAAP measures are not a substitute for GAAP measures; they should be read and used in conjunction with Orrstown’s GAAP financial information. In all cases, it should be understood that non-GAAP per share measures do not depict amounts that accrue directly to the benefit of shareholders.

Additional Information and Where to Find It

In connection with the proposed acquisition, Orrstown will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Mercersburg and a Prospectus of Orrstown as well as other relevant documents concerning the proposed acquisition. Investors and stockholders are encouraged to read the Registration Statement and Proxy Statement/Prospectus regarding the proposed acquisition when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents. A free copy of the Registration Statement and Proxy Statement/Prospectus, as well as other filings containing information about Orrstown and Mercersburg, may be obtained from the SEC’s website, www.sec.com as they become available. Copies of the Registration Statement and Proxy Statement/Prospectus (when available) and the filings that will be incorporated therein by reference may also be obtained, free of charge, from Orrstown’s website, www.Orrstown.com, or by contacting Orrstown’s Executive Vice President and Chief Financial Officer, David P. Boyle, at (717) 530-2294.

Investor and Media Contacts:
Orrstown Investor Relations Contacts:	Thomas R. Quinn, Jr. President & Chief Executive Officer (717) 530-2602 David P. Boyle Executive Vice President and Chief Financial Officer (717) 530-2294
Mercersburg Investor Relations Contact:	Robert J. Fignar President and Chief Executive Officer (717) 328-3121
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